UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

Metals Acquisition Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G60409110

(CUSIP Number)

Nicholas John Edward Talintyre

Glencore Operations Australia Pty Limited

Level 44, Gateway, 1 Macquarie Place

Sydney, NSW 2000

+61 2 8247 6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60409110	SCHEDULE 13D

(1)	NAME OF REPORTING PERSONS Glencore plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,000,000 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,000,000 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.42% (2)
(14)	TYPE OF REPORTING PERSON CO; HC

(1)	Represents the amount of Ordinary Shares directly held by Glencore Operations Australia Pty Limited, which is a wholly-owned indirect subsidiary of Glencore plc. See Item 2 and Item 5.
(2)	See Item 5.

CUSIP No. G60409110	SCHEDULE 13D

(1)	NAME OF REPORTING PERSONS Glencore International AG
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,000,000 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,000,000 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.42% (2)
(14)	TYPE OF REPORTING PERSON CO

(1)	Represents the amount of Ordinary Shares directly held by Glencore Operations Australia Pty Limited, which is a wholly-owned indirect subsidiary of Glencore International AG. See Item 2 and Item 5.
(2)	See Item 5.

CUSIP No. G60409110	SCHEDULE

(1)	NAME OF REPORTING PERSONS Glencore Operations Australia Pty Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,000,000 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,000,000 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.42% (2)
(14)	TYPE OF REPORTING PERSON CO

(1)

Represents the number of Ordinary Shares of the Issuer issued to Glencore Operations Australia Pty Limited on the Closing Date (as defined in this Schedule 13D) in connection with the transactions contemplated by the Share Sale Agreement (as defined in this Schedule 13D). See Item 3.

(2)	See Item 5.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Metals Acquisition Limited, a corporation incorporated under the laws of Jersey, Channel Islands (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed on June 22, 2023 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is located at 3rd Floor, 44 Esplanade, St. Helier, Jersey, JE4 9WG. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed to update the aggregate percentage of the Issuer’s Ordinary Shares owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional Ordinary Shares in the initial public offering in Australia of CHESS depository interests (“CDIs”) (one CDI being equivalent to one Ordinary Share) and the Issuer’s dual listing on the Australian Securities Exchange since the date of the filing of the initial statement on Schedule 13D and not in connection with the purchase or disposition of any Ordinary Shares by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D, as of February 15, 2024, are incorporated herein by reference. As of February 15, 2024, the Reporting Persons beneficially owned an aggregate of 10,000,000 Ordinary Shares, which represents approximately 14.42% of the outstanding Ordinary Shares. This percentage was calculated based on 69,354,192 Ordinary Shares outstanding as of February 15, 2024, based on information provided by the Issuer.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in any Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2024

GLENCORE PLC

By:	/s/ John Burton
Name:	John Burton
Title:	Company Secretary

GLENCORE INTERNATIONAL AG

By:	/s/ John Burton
Name:	John Burton
Title:	Director

By:	/s/ Martin Häring
Name:	Martin Häring
Title:	Officer

GLENCORE OPERATIONS AUSTRALIA PTY LIMITED

By:	/s/ Nicholas Talintyre
Name:	Nicholas Talintyre
Title:	Director

By:	/s/ Jay Jools
Name:	Jay Jools
Title:	Director